SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Relevant Fact entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the Payment of Interim Dividend and Interest on Own Capital" dated on November 07, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Payment of Interim Dividend and Interest on Own Capital

November 07, 2007 (03 pages)
For more information, contact:
Daniel de Andrade Gomes
TELESP, São Paulo - Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; November 07, 2007) – The Management of Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP) announces to its shareholders that the Board of Directors, at its Meeting held on November 07, 2007, ad referendum of the General Shareholders’ Meeting, approved the announcement and the payment of Interim Dividends and Interests on the Company’s Net Worth, as follows:

I – INTERIM DIVIDEND – FISCAL YEAR 2007

In accordance with the established in article 27 of the Company’s bylaws and articles 204 and 205 of the Law 6404/76, the Board of Directors approved the payment of an Interim Dividend in the amount of R$1,580,000.00 (one billion, five hundred eighty million Reais), as explained in the table below. Said distribution is based on the retained earnings reported in the last balance sheet of Telesp as of September 30, 2007. This dividend will be granted to the holders of common and preferred shares registered as so in the Company’s Shareholders registry book by the end of the day on November 07, 2007. After this date, the shares will be considered as ex-dividends.

Types of shares	Common	Preferred (*)

Amount per share: R$	2.928286450712	3.221115095783

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

In accordance with the single paragraph of article 27 of the Company’s bylaws, said dividend will be charged to the mandatory minimum dividend for the fiscal year 2007, ad referendum of the General Shareholders’ Meeting that approves the financial statements of the fiscal year 2007.

THE PAYMENT OF THIS DIVIDEND WILL BE CARRIED OUT STARTING ON DECEMBER 03, 2007.

II – INTERESTS ON THE COMPANY’S NET WORTH – FISCAL YEAR 2007

In accordance with the established in article 28 of the Company’s bylaws, article 9 of the Law 9249/95 and CVM Instruction #207/96, the Board of Directors approved the payment of Interests on the Company’s Net Worth related to the fiscal year 2007. The total amount is R$210,000,000.00 (two hundred ten million Reais) and after withholding the income tax of 15%, its net amount is

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R$178,500,000.00 (one hundred seventy eight million, five hundred thousand Reais), as explained in the table below.

	Immune or		Taxed Legal Entities
Amount per share:	Exempt Legal	Withholding tax	and Individuals (net
R$	Entities (gross	(15%)	value)
	value)

Common Shares	0.389202629525	0.058380394428	0.330822235097

Preferred Shares (*)	0.428122892477	0.064218433871	0.363904458606

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

THE PAYMENT OF THESE INTERESTS ON THE COMPANY’S NET WORTH WILL BE CARRIED OUT STARTING ON DECEMBER 03, 2007.

The corresponding credit will be made in the Company’s accounting records on November 07, 2007, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on November 07, 2007. From November 08, 2007 on, the shares will be considered as “ex-Interest on the Company’s Net Worth”.

In accordance with the single paragraph of article 28 of the Company’s bylaws, said Interests on the Company’s Net Worth may be charged to the mandatory minimum dividend for the fiscal year 2007, ad referendum of the General Shareholders’ Meeting.

According to the current legislation, the Immune or Exempt Legal Entities must provide proof of such condition until November 14, 2007 to the Gerenciamento de Ações Escriturais of Banco ABN AMRO Real S.A., the depositary bank of Telesp, located at Av. Brigadeiro Luis Antonio, 1827 – 8º andar - CEP: 01317-002– Bela Vista – São Paulo – SP.

III - INCOME TAX WITHHOLDING

1 - Dividends

Pursuant to the current legislation, dividends are exempt of Income Tax Withholding, according to the Law #9249/95.

2 – Interests on the Company’s Net Worth

Pursuant to the current legislation, an income tax of 15% is withheld at the source when paying Interests on the Company’s Net Worth. In the case of immune or exempt legal entities that provide proof of such condition within the established deadline, no income tax will be withheld.

IV - ADDITIONAL INFORMATION

Dividends not claimed within the period of 03 (three) years after the date of the beginning of the payment will be forfeited in favor of the Company (Law #6404 of December 15, 1976, Article 287, II, a).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 07, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director